

July 9, 2025

Jospeh Vitale
President and Chief Executive Officer
Seneca Bancorp, Inc.
35 Oswego Street
Baldwinsville, NY 13027

> **Re: Seneca Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2025**
> **File No. 333-288044**

Dear Jospeh Vitale:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 13, 2025

Cover Page

1. We note that the Seneca Savings 401(k) Plan is offering participation interests of up to 135,438 shares of your common stock. As such, please include Seneca Savings 401(k) Plan as a co-registrant on the cover page.

2. Please revise your disclosure on the cover page of the prospectus and prospectus supplement to clarify if the offering is contingent on receipt of approval to be quoted on the OTCQX Market.

Our Business, page 2

3. We note your disclosure here and throughout that you purchased land in Clay, New York and intend to establish a future branch office on this property. Please revise your discussion regarding this site to provide more details of the status of development of the future branch office, including what actions, if any that you have taken beyond the land purchase, and any anticipated opening date.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Results of Operations, page 58

4. We note your disclosure on page F-64 that you have two reportable segments, Seneca Savings and Financial Quest. Please revise your Management's Discussion and Analysis section to expand the discussion of your operating results for each period presented at the segment level, including significant factors materially affecting your segment results. Refer to Item 303(b) of Regulation S-K.

5. We note your disclosure on page 21 that you had approximately $223 million in assets under management ("AUM") at March 31, 2025, and generated approximately 46% of your non-interest income from your wealth management activities for the three months ended March 31, 2025. Please revise to quantify your AUM as of each period end presented and discuss any significant trends or concentrations within your AUM, as well as related drivers impacting your revenues and operating results from wealth management activities.

Transactions with Certain Related Persons, page 100

6. We note your disclosure that Seneca Savings makes certain loans through an employee loan program pursuant to which loans are made at reduced rates. For loans made under the employee loan program to officers, directors and other related parties exceeding the threshold amount, please provide the information required by Item 404(a) of Regulation S-K.

Director Compensation, page 106

7. Please confirm that the Director Compensation Table figures include the fees earned for serving on the boards of Seneca Financial MHC and Seneca Savings Insurance Agency, Inc. in 2024 or revise the table to include those fees.

Table of Contents, page F-1

8. Please revise your filing to provide relevant subsequent event disclosures required by ASC 855-10-50.

9. We note that the registrant for this offering is Seneca Bancorp, Inc. which was recently formed; however, the financial statements included in the offering are for Seneca Financial Corp. and subsidiaries. Please revise to include financial statements of the registrant or revise to disclose why they are not required to be filed.

Note 2. Summary of Significant Accounting Policies
Allowance for Credit Losses – Loans, page F-14

10.   We note that loans are charged off when management believes the uncollectibility of a loan balance is confirmed. Please revise to expand your charge-off policy for recognizing write-offs within the allowance for credit losses and clarify the criteria for when a loan is deemed uncollectible. Refer to ASC 326-20-50-17.

Note 17. Segment Information, page F-66

11.   We note your disclosure on page F-64 that for each of the two reportable segments, compensation and employee benefits are significant segment expenses. We note from page F-66 that your line item of Other expense for Financial Quest represented approximately 31% of total segment noninterest expense for the year ended December 31, 2024. Please revise your disclosure to provide a qualitative description of the composition of Other segment item. Refer to ASC 280-10-50-26B.

Exhibits

12.   Please include the participation interests in the Exhibit 5 legal opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jee Yeon Ahn at 202-551-3673 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Eric Envall at 202-551-3234 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Benjamin M. Azoff, Esq.